Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258136

Prospectus

American Virtual Cloud Technologies, Inc.

67,797,774 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders of up to an aggregate of 67,797,774 shares of common stock, par value $0.0001 per share (the “Common Stock”), of American Virtual Cloud Technologies, Inc. (“AVCT,” “we,” “us” or the “Company”). The number of shares of Common Stock offered for sale by such selling stockholders consists of (i) 16,569,721 shares of Common Stock; (ii) 39,033,317 shares of Common Stock issuable upon conversion of Series A Debentures and Series A-1 Debentures (collectively, “Debentures”); and (iii) 12,194,736 shares of Common Stock issuable upon exercise of Penny Warrants.

We are registering these shares on behalf of the selling stockholders, to be offered and sold by them from time to time, to satisfy certain registration rights that we have granted to the selling stockholders. The selling stockholders identified in this prospectus, or their respective transferees, pledgees or donees, or their respective successors, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders may resell the shares of common stock directly or through one or more underwriters, broker-dealers or agents. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 11. For a list of the selling stockholders, see the section entitled “Selling Stockholders” on page 9.

Our registration of the shares of Common Stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. No underwriter or other person has been engaged to facilitate the sale of the shares in this offering. The selling stockholders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of shares of our Common Stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “AVCT.” The last reported sale price of our Common Stock on August 23, 2021 was $4.49 per share.

Investing in our securities involves certain risks. See the risk factors in our most recent Annual Report on Form 10-K filed on March 31, 2021, as amended, which is incorporated by reference herein, as well as in any other recently filed quarterly or current reports.  We urge you to carefully read this prospectus, together with the documents we incorporate by reference, describing the terms of these securities before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 27, 2021

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We further note that the representations, warranties and covenants made by us in any document that is filed as an exhibit to the registration statement of which this prospectus is a part and in any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this statistical, market and other industry data and forecasts from publicly available information. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

Unless the context otherwise requires, the terms “AVCT,” the “Company,” “we,” “us,” “our” and similar terms used in this prospectus refer to American Virtual Cloud Technologies, Inc.

i

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein may contain forward looking statements that involve risks and uncertainties.  All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference herein, including statements regarding future events, our future financial performance, business strategy, and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this prospectus and the documents incorporated by reference herein, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a highly regulated and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations, and financial needs. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed below and under the heading “Risk Factors” and those discussed in other documents we file with the Securities and Exchange Commission, or SEC. The following discussion should be read in conjunction with the financial statements for the fiscal years ended December 31, 2018 and 2017 and notes incorporated by reference therein. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statement.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

Any forward-looking statement you read in this prospectus or any document incorporated by reference reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, operating results, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 10-Q, 8-K and 10-K filed with the SEC. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in our Company.  You should carefully read the entire prospectus, including all documents incorporated by reference herein. In particular, attention should be directed to our “Risk Factors,” “Information With Respect to the Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto contained herein or otherwise incorporated by reference hereto, before making an investment decision.

Overview

We were incorporated, in Delaware, as Pensare Acquisition Corp, a special purpose acquisition company (“SPAC”) on April 7, 2016 for the purpose of entering into one or more mergers, share exchanges, asset acquisitions, stock purchases, recapitalizations, reorganizations or other similar business combinations with one or more target businesses.

On April 7, 2020, we consummated a business combination transaction (the “Computex Business Combination”) in which we acquired Stratos Management Systems, Inc. (“Computex”), a private operating company that does business as Computex Technology Solutions. The Computex Business Combination was consummated pursuant to the terms of an amended agreement originally entered into on July 25, 2019. In connection with the closing of the Computex Business Combination, the Company changed its name to American Virtual Cloud Technologies, Inc.

On December 1, 2020, we acquired the Kandy Communications business (hereafter referred to as “Kandy” or “Kandy Communications”) from Ribbon Communications, Inc. and certain of its affiliates (“Ribbon”), by acquiring certain assets, assuming certain liabilities and acquiring all of the outstanding membership interests of Kandy Communications LLC.

Kandy Communications

As a provider of cloud-based enterprise services, Kandy deploys a global carrier grade cloud communication platform that supports the digital and cloud transformation of mid-market and enterprise customers across any device, on any network, in any location. Based on a powerful, proprietary multi-tenant, highly scalable, and secure cloud platform, our platform supports unified communications as a service (“UCaaS”), communications platform as a service (“CPaaS”) and contact center as a service (“CCaaS”) including pre-built customer engagement tools, based on web real-time communication technology (“WebRTC technology”) enabling frictionless communications. Further, we support rapid service creation and multiple go to market models including white labelling, multi-tier channel distribution, enterprise direct, and self-service via our SaaS (software as a service) web portals.

Our cloud-based, real-time communications platform, enables service providers, enterprises, software vendors, systems integrators, partners and developers to enrich their applications and their services with real-time contextual communications empowering the API (Application Programming Interface) economy. With Kandy’s platform, companies of various sizes and types can quickly embed real-time communications capabilities into their existing applications and business processes, providing a more engaging user experience.

While the cloud communications business is focused on highly complex, medium and large enterprise deployments, the customer experience is augmented by our managed services capabilities. In addition, our strategic partnerships with companies such as AT&T, IBM, and Etisalat give us access to a marquee customer base and the ability to sell end to end solutions.

Computex

Our Computex subsidiary, which has been in business for over 30 years, is an award-winning multi-brand technology solutions provider to small, midsize and large global customers. With a team of talented architects and engineers who specialize in the delivery of private and hybrid data centers, enterprise networking solutions, cloud, cybersecurity, managed services and unified communications, we provide a comprehensive and integrated set of technology solutions, along with an extensive hardware, software and value-added service offering. Our managed services and managed security services provide customers 24x7 access to a world class service desk, network operations centers and security operations center through which we maintain, upgrade and troubleshoot IT systems. Our security operations center (“SOC”) provides comprehensive cybersecurity services to proactively protect customers from cyber threats and, in case of a breach, our managed detection and response services provide incident response, remediation and recovery services. The breadth of this offering enables us to offer our customers a complete technology solution. We design best-fit solutions for our customers, based on a thorough assessment of their needs. Leveraging our relationships with industry leading technology partners, we also assist our customers with the procurement of suitable hardware and software to fit their customized needs.

Our hardware offerings are sourced from a network of leading manufacturers, and include data storage, desktops, servers, and other hardware.

Third party software and maintenance offerings include licensing, licensing management, software solutions and other services. We offer a full suite of value-added services, which typically are delivered as part of a complete technology solution, to help our customers meet their specific needs. Our solutions range from configuration services for computer devices to fully integrated solutions such as virtualization, collaboration, security, mobility, data center optimization and cloud computing. We also offer complementary offerings such as installations, warranty services and certain managed services including remote network services and data center monitoring. We believe our software and service offerings are important growth areas for us.

Our professional and managed services include managed IT services, virtualization, storage, networking and data center services. As part of these services, we offer customized solutions for business continuity, back-up and recovery, capacity on-demand, regulatory compliance and data center best practice methodologies as well as infrastructure as a service (“IaaS”) and software as a service (“SaaS”). Our customers utilize our solutions to optimize their current and planned investments in IT infrastructure and data centers. We believe the breadth of our service offering and our consultative approach to working with our clients distinguishes us from other providers.

We believe Computex is well-diversified across verticals (industries), technology solutions offerings and procurement partners from whom we procure products and software for resale. Our sales teams consist of seasoned account executives and regionally focused sales support teams who work within assigned territories to provide customized solutions to our customers. Our sales teams are supported by industry leading technologists who design end to end solutions and who take projects from design, to implementation, to management. Leveraging an extensive network of OEMs and distributors, we are able to direct-sell a diverse selection of products and software to our growing customer base in the form of packaged software or as licensed products and services.

We have developed an infrastructure that enables us to deliver our IT solutions on a service-agnostic basis as to technology platform and location, through a flexible, customer-focused delivery model which spans three datacenter environments (customer-owned, co-location, and the cloud). By optimizing our customers’ use of secure, energy efficient and reliable data centers combined with a comprehensive suite of related IT infrastructure services, we are able to offer our customers highly customized solutions that address their needs for data center availability, data management, data security, business continuity disaster recovery and data center consolidation, as well as a variety of other related managed services.

Recent Developments

On April 7, 2021, we issued a press release announcing that we received an unsolicited non-binding proposal, subject to certain conditions, to acquire all of the issued and outstanding shares of common stock of the Company (on an as-converted and as-exercised basis) for a price of approximately $9.00 per share. As a result, the Board of Directors determined to commence a process to explore, review and evaluate a range of potential strategic alternatives available to the Company, including the unsolicited acquisition proposal, and hired financial advisors to assist in this process. The Company’s Board of Directors has not set a timetable for this process nor has it made any decisions related to strategic alternatives, including the unsolicited proposal, at this time. No assurance can be given that the Company’s exploration of strategic alternatives, including the unsolicited proposal, will result in any change in strategy, any discussions regarding a transaction or a transaction being entered into or consummated, or if a transaction is undertaken, as to its terms, structure or timing. The Company does not expect to make further public comment regarding these matters unless and until the Board has approved a specific transaction or alternative or otherwise concludes its review of strategic alternatives.

On July 22, 2021, we announced that Xavier Williams and Michael Dennis had departed their positions as Chief Executive Officer and Chief Operating Officer, respectively, and that Darrell J. Mays, a member of the Board of Directors, had been appointed Chief Executive Officer, Kevin Keough had been appointed President, Lawrence Mock had been appointed Chairman of the Board, and Dr. Robert Willis had been appointed to the Board of Directors and as a Vice Chairman of the Board. Mr. Mock, Mr. Mays and Dr. Willis are currently Managing Partners, and Mr. Keough is currently a Managing Director, at Navigation Capital Partners, an affiliate of the Company’s largest stockholder.

Private Placements

Series A Offering

On April 3, 2020, AVCT and certain investors (the “Series A PIPE Investors”) entered into a Securities Purchase Agreement (the “April Securities Purchase Agreement”), pursuant to which the Series A PIPE Investors agreed to purchase, and we agreed to sell to the Series A PIPE Investors, units of securities (the “Series A Units”), each Series A Unit consisting of (i) $1,000 in principal amount of the convertible debentures (the “Series A Debentures”) and (ii) one warrant to purchase 100 shares of our common stock at an exercise price of $0.01 per whole share (the “Penny Warrants”). Pursuant to the terms of the April Securities Purchase Agreement, we issued to the Series A PIPE Investors approximately 43,169 Series A Units at the Closing (as defined in the April Securities Purchase Agreement).

Pursuant to the April Securities Purchase Agreement, we issued to the Series A PIPE Investors the Series A Debentures having an aggregate principal amount of approximately $43.2 million (including $3.0 million in aggregate principal amount issued as part of Series A Units sold to MasTec, $20.0 million in aggregate principal amount issued as part of Series A Units issued to Holdings pursuant to the terms of the Business Combination Agreement and approximately $8.6 million in aggregate principal amount issued to the Sponsor as part of Series A Units issued in exchange for the cancellation of indebtedness previously incurred by the Company to the Sponsor). The Series A Debentures bear interest at a rate of 10% per annum, payable quarterly on the last day of each calendar quarter in the form of additional Series A Debentures, except upon maturity in which case accrued and unpaid interest is payable in cash. The entire principal amount of each Series A Debenture, together with accrued and unpaid interest thereon, is due and payable on the earlier of (i) such date, commencing on or after October 7, 2022, as the holder thereof, at its sole option, upon not less than 30 days’ prior written notice to the Company, demands payment thereof and (ii) the occurrence of a Change in Control (as defined in the Series A Debentures).

Each Series A Debenture is convertible, in whole or in part, at any time at the option of the holder thereof into that number of shares of our common stock calculated by dividing the principal amount being converted, together with all accrued but unpaid interest thereon, by the applicable conversion price, initially $3.45. The conversion price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and is also subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for, common stock at a price below the then-applicable conversion price (subject to certain exceptions). The Series A Debentures are subject to mandatory conversion if the closing price of the common stock exceeds $6.00 for any 40 trading days within a consecutive 60 trading day-period (which condition has been satisfied), subject to the satisfaction of certain other conditions. The Series A Debentures are subordinated to all Senior Indebtedness (as defined in the Series A Debentures), including indebtedness under the Credit Agreement.

At the Closing, we issued to Series A PIPE Investors the Penny Warrants to purchase an aggregate of up to 4,316,936 shares of our common stock (including Penny Warrants to purchase up to 2,000,000 shares, 856,561 shares, and 300,000 shares of our common stock issued to Holdings, the Sponsor and MasTec, respectively, as part of the Series A Units issued to them), at an exercise price of $0.01 per share. The Penny Warrants are exercisable at any time through the fifth anniversary of the date of issuance. The number of shares issuable upon exercise of each Penny Warrant is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like.

Series A-1 PIPE

Effective as of December 1, 2020 (the “Closing Date”), we entered into an Amended and Restated Purchase Agreement (the “A&R Purchase Agreement”) with Ribbon Communications Inc. (“Ribbon”), Ribbon Communications Operating Company, Inc. (“RCOCI”) and Ribbon Communications International Limited (together with RCOCI, the “Sellers”, and together with Ribbon, the “Ribbon Parties”), and consummated the transactions contemplated by the A&R Purchase Agreement (the “Closing”). The A&R Purchase Agreement amends and restates in its entirety the Purchase Agreement entered into on August 5, 2020, by AVCT and the Ribbon Parties (the “Original Purchase Agreement”), which Original Purchase Agreement was described in the Current Report on Form 8-K filed by AVCT on August 11, 2020.  At the Closing, AVCT purchased the Sellers’ cloud-based enterprise services business (also known as the Kandy Communications business) (the “Business”) by acquiring certain of the Sellers’ and their respective affiliates’ assets (and assuming certain of the Sellers’ and their respective affiliates’ liabilities) primarily associated with the Business, and acquiring all of the outstanding interests of Kandy Communications LLC (the “Transaction”).

The A&R Purchase Agreement revised the Original Purchase Agreement by, among other things, changing the consideration payable by AVCT to Ribbon from 13.0 million shares of AVCT’s common stock (“Common Stock”) to $45.0 million, subject to certain adjustments, in the form of units of AVCT’s securities (“Units”), each Unit consisting of (i) $1,000 in principal amount of AVCT’s Series A-1 convertible debentures (the “Series A-1 Debentures”) and (ii) a Penny Warrant. At the Closing, AVCT issued to Ribbon Series A-1 Debentures with an aggregate original principal amount of approximately $43.8 million and Penny Warrants exercisable for 4,377,800 shares of Common Stock.

The Series A-1 Debentures bear interest at a rate of 10% per annum, accruing quarterly on the last day of each calendar quarter and added to the principal amount of the Series A-1 Debentures, except upon maturity in which case accrued and unpaid interest is payable in cash. The entire principal amount of each Debenture, together with accrued and unpaid interest thereon, is due and payable on the earlier of (i) such date, commencing on or after June 1, 2023, as the holder thereof, at its sole option, upon not less than 30 days’ prior written notice to the Company, demands payment thereof and (ii) the occurrence of a Change in Control (as defined in the Series A-1 Debentures). Each Debenture is convertible, in whole or in part, at any time at the option of the holder thereof into that number of shares of Common Stock calculated by dividing the principal amount being converted, together with all accrued but unpaid interest thereon, by the applicable conversion price, initially $3.45. The conversion price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and is also subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for, Common Stock at a price below the then-applicable conversion price (subject to certain exceptions). The Series A-1 Debentures are subject to mandatory conversion if the closing price of the Common Stock exceeds $6.00 for any 40 trading days within a consecutive 60 trading day-period (which condition has been satisfied), subject to the satisfaction of certain other conditions. The Series A-1 Debentures are subordinated to all Senior Indebtedness (as defined in the Series A-1 Debentures), including indebtedness under the Credit Agreement (as defined below).

Also on the Closing Date, AVCT entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which SPAC Opportunity Partners Investment Sub LLC (the “Initial Investor”) purchased, in a private placement on the Closing Date, 10,000 Units for an aggregate purchase price of $10.0 million, and AVCT was authorized to sell up to an additional 50,000 Units in one or more additional closings on or before May 24, 2021 (collectively, the “PIPE”). The Initial Investor, which is an affiliate of Lawrence Mock, the Vice Chairman of AVCT and a significant stockholder of the Company, and an affiliate of Darrell Mays, the Chairman of AVCT’s Board of Directors and a significant stockholder of the Company, agreed that if the total number of Units sold pursuant to the Securities Purchase Agreement as of such date were less than 35,000, it would purchase such number of additional Units as is necessary to result in AVCT selling a total of 35,000 Units pursuant to the Securities Purchase Agreement, subject to customary closing conditions. On May 27, 2021, the Initial Investor purchased 7,990 Units in satisfaction of such obligation. The Series A-1 Debentures and Penny Warrants issued and issuable pursuant to the Securities Purchase Agreement are substantially the same as those issued to Ribbon pursuant to the A&R Purchase Agreement, and the Company’s obligations under the Series A-1 Debentures issued pursuant to the Securities Purchase Agreement are guaranteed by AVCT’s subsidiaries pursuant to a Guaranty in the same form as the Guaranty issued to Ribbon.

Principal Offices

Our principal executive offices are located at 1720 Peachtree Street, Suite 629, Atlanta, GA 30309, and the telephone number is (404) 239-2863. Information about us is available on our website https://www.avctechnologies.com/. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus and is not incorporated in any manner into this prospectus.

The Offering

The selling stockholders named in this prospectus may offer and sell up to an aggregate of 67,797,774 shares of common stock, par value $0.0001 per share (the “Common Stock”), of AVCT. The number of shares of Common Stock offered for sale by such selling stockholders consists of (i) 16,569,721 shares of Common Stock; (ii) 39,033,317 shares of Common Stock issuable upon conversion of Series A Debentures and Series A-1 Debentures (collectively, “Debentures”); and (iii) 12,194,736 shares of Common Stock issuable upon exercise of Penny Warrants.

Our Common Stock is currently listed on Nasdaq under the symbol “AVCT.” We will not receive any of the proceeds of sales by the selling stockholders of any of the shares covered by this prospectus.

When we refer to the “selling stockholders” in this prospectus, we are referring to the holders of the foregoing securities, and their transferees, pledgees or donees, or their respective successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part.

THE OFFERING

Common stock offered by the selling stockholders herein:	67,797,774 shares

Common stock outstanding:	20,427,452 shares

Use of Proceeds:	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

The Offering Price:	The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

The Nasdaq Capital Market Symbol:	AVCT

Risk Factors:	An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders.

The holders of the Warrants are not obligated to exercise the Warrants, and we cannot predict whether the holders of the Warrants will choose to exercise the Warrants. If the Warrants are exercised in full, we would receive gross proceeds of approximately $307,272,528. We currently intend to use such proceeds, if any, for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

The selling stockholders will offer common stock at the prevailing market prices or a privately negotiated price as it may determine from time to time.

The offering price of our common stock to be sold by the selling stockholders does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

In addition, there is no assurance that our common stock will trade at market prices in excess of the offering price as prices for common stock in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

SELLING STOCKHOLDERS

The following table sets forth certain information as of July 22, 2021 regarding the selling stockholders and the shares of common stock currently owned by them and offered by them in this prospectus. Except as indicated in the footnotes to the following table, the selling stockholders named in the table have, based on written representations from the selling stockholders, sole voting and investment power with respect to the shares set forth opposite their name. The percentage of ownership of the selling stockholders in the following table is based upon 20,302,452 shares of common stock outstanding as of July 22, 2021. Information with respect to shares beneficially owned prior to the offering includes all shares being offered pursuant to this prospectus (including shares issuable upon conversion of PIPE Debentures and upon exercise of Penny Warrants).

Other than as described in the footnotes below, none of the selling stockholders or their affiliates has held a position as an officer or director of the Company, nor do the selling stockholders or any of their affiliates have any material relationship of any kind with us or any of our affiliates. All information with respect to share ownership has been furnished by the selling stockholders. The common stock being offered is being registered to permit secondary trading of the shares and the selling stockholders may offer all or part of the common stock owned for resale from time to time.  Other than as described in the footnotes below, the selling stockholders do not have any family relationships with our officers, directors or controlling stockholders. Furthermore, none of the selling stockholders is, to our knowledge, a registered broker-dealer or an affiliate of a registered broker-dealer.

Because the conversion price of the Debentures may be adjusted, and the interest accruing on the Debentures is also convertible, the number of shares of Common Stock that will actually be issued upon the conversion of the Debentures may be more or less than the number of shares of Common Stock being offered by this prospectus. The number of shares issuable upon conversion of PIPE Debentures includes shares underlying interest that would accrue through September 30, 2021. The Selling Stockholders can offer all, some or none of their shares of Common Stock, thus we have no way of determining the number of shares of Common Stock they will hold after this offering. Therefore, the last two columns assume that the Selling Stockholders will sell all shares of Common Stock covered by this prospectus. See “Plan of Distribution.”

The term “selling stockholder” also includes any transferees, pledgees, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the common stock set forth opposite such person’s name. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name transferees, pledgees, donees or other successors in interest to any named selling stockholder who is able to use this prospectus to resell the securities registered hereby.

		Maximum Number of Shares Being Offered Pursuant to this Prospectus			Shares Beneficially Owned After Offering
Name of Selling Stockholder	Shares Beneficially Owned Prior to the Offering	Number of Shares of Common Stock	Number of Shares Issuable Upon Conversion of PIPE Debentures	Number of Shares Issuable Upon Exercise of Penny Warrants	Number	Percent
235 ViaV PB, LLC	1,220,185	-	920,185	300,000	-	-
Akita Partners LLC	101,766	-	76,766	25,000	-	-
Alpha Sherpa Capital Ltd	101,724	-	76,724	25,000	-	-
AVP Six LLC	366,360	-	276,360	90,000	-	-
Klaas Baks	42,000	27,000	-	-	15,000	*
Boardman Bay Master Ltd	203,533	-	153,533	50,000	-	-
John Andrew Carlos	435,596	-	335,596	100,000	-	-
Carlos Family	1,306,789	-	1,006,789	300,000	-	-
Christian Stiller Irrevocable Trust	203,364	-	153,364	50,000	-	-
William Cooper	21,779	-	16,779	5,000	-	-
David Stiller Irrevocable Trust	203,364	-	153,364	50,000	-	-
Corey Deutsch	101,766	-	76,766	25,000	-	-
Early Bird Capital	1,088,991	-	838,991	250,000	-	-
U Bertram Ellis Jr.(1)	563,821	27,000	396,821	125,000	15,000	*
Greenberg Traurig, P.A.(2)	1,191,743	375,000	629,243	187,500	-	-
Ernest Greer	108,899	-	83,899	25,000	-	-
Brian Herman	40,545	-	30,545	10,000	-	-
Interest Solutions	23,413	-	18,038	5,375	-	-
Javen Enterprises Investment Vehicle I LLC	142,354	-	107,354	35,000	-	-
Arnaud Karsenti	61,008	-	46,008	15,000	-	-

		Maximum Number of Shares Being Offered Pursuant to this Prospectus			Shares Beneficially Owned After Offering
Name of Selling Stockholder	Shares Beneficially Owned Prior to the Offering	Number of Shares of Common Stock	Number of Shares Issuable Upon Conversion of PIPE Debentures	Number of Shares Issuable Upon Exercise of Penny Warrants	Number	Percent
David Karsenti	24,403	-	18,403	6,000	-	-
Michele Karsenti	10,168	-	7,668	2,500	-	-
Karl Krapek(1)	42,000	27,000	-	-	15,000	*
Dennis Lockhart(1)	42,000	27,000	-	-	15,000	*
Loop Capital Markets LLC	505,558	-	380,558	125,000	-	-
MasTec Corporation	3,007,789	1,701,000	1,006,789	300,000	-	-
Darrell Mays(3)	397,247	125,000	209,747	62,500	-	-
Arch Capital Partners, LLC(6)	393,845	-	298,845	95,000	-	-
Darrell J. Mays(4)	142,473	-	107,473	35,000	-	-
Darren Mays(4)	101,111	-	76,111	25,000	-	-
Tara Mays(4)	101,766	-	76,766	25,000	-	-
Midland Trust Company as Custodian FBO Donald Sawyer Jr.	108,899	-	83,899	25,000	-	-
Navigation Capital Partners(5) SOF I, LLC	10,089,393	-	7,659,832	2,429,561	-	-
Nobadeer LP	217,798	-	167,798	50,000	-	-
Pensare Sponsor Group(3)	6,803,448	5,819,000	758,448	226,000	-	-
Puritan Partners LLC	407,066	-	307,066	100,000	-	-
J. Cedric Reynolds	20,336	-	15,336	5,000	-	-
Ribbon Communications Inc.	18,156,636	-	13,778,836	4,377,800	-	-
Louise Sams	108,899	-	83,899	25,000	-	-
Joshua Schultz	213,710	-	161,210	52,500	-	-
Suzanne Shank	42,000	27,000	-	-	15,000	*
Daryl Shevin	40,672	-	30,672	10,000	-	-
Stratos Management Systems Holdings, LLC(5)	17,018,649	8,306,721	6,711,928	2,000,000	-	-
Tad Taudfest	108,899	-	83,899	25,000	-	-
The Eleven Fund LLC	814,133	-	614,133	200,000	-	-
The Margo T. Dexter 2020 Irrevocable Trust	87,119	-	67,119	20,000	-	-
Thorney Omega Pty Ltd	407,066	-	307,066	100,000	-	-
Verition Multi-Strategy Master Fund Ltd	610,600	-	460,600	150,000	-	-
Warberg WF VIII LP	81,413	-	61,413	20,000	-	-
William M. Webster IV Trust	130,678	-	100,678	30,000	-	-
Rayford Wilkens	108,000	108,000	-	-	-	-

* Less than 1%

(1)	This individual is a member of our Board of Directors.
(2)	Greenberg Traurig, P.A. provides legal services to the Company.
(3) (4)

Darrell Mays is our Chief Executive Officer and a member of our Board of Directors. Mr. Mays is also the managing member of Pensare Sponsor Group, LLC.

Each of Darrell J. Mays and Darren Mays is a child of, and Tara Mays is the spouse of, Darrell Mays, our Chief Executive Officer and a member of our Board of Directors.

(5)	Larry Mock, the Chairman of our Board of Directors, may be deemed to indirectly beneficially own the shares held by Navigation Capital Partners SOF I, LLC and/or Stratos Management Systems Holdings, LLC. Mr. Mock disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(6)	This entity is controlled by Darah Mays, the daughter of Darrell Mays, our Chief Executive Officer and a member of our Board of Directors.

PLAN OF DISTRIBUTION

The common stock held by the selling stockholders may be sold, distributed, transferred or otherwise disposed of from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be sold on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The sale of the selling stockholders’ common stock offered by this prospectus may be effected in one or more of the following methods:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	transactions involving cross or block trades;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	in privately negotiated transactions;
●	short sales after the registration statement, of which this prospectus forms a part, becomes effective;
●	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;
●	through the writing of options on the shares;
●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares of the selling stockholders may be sold in the states only through registered or licensed brokers or dealers. In addition, in certain states, such shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus.

In connection with the sale of the shares of common stock or interests in shares of common stock, the selling stockholders may enter into hedging transactions, provided that to the extent such hedging transactions involve short sales to be covered by the Shares, such transactions occur only after the effective date of the registration statement of which this prospectus forms a part with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of common stock short after the effective date of the registration statement of which this prospectus is a part and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions after the effective date of the registration statement of which this prospectus is a part with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholder.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares held by the selling stockholders as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholders and/or purchasers of the common stock for whom the broker-dealers may act as agent.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders acquired the securities offered hereby in the ordinary course of business and have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholders. If we are notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.

With regard only to the shares it sells for its own behalf, each selling stockholder may be deemed an “underwriter” within the meaning of the Securities Act.  This offering as it relates to each selling stockholder will terminate on the date that all shares issued to and issuable to such selling stockholder that are offered by this prospectus have been sold by the selling stockholder.

We may suspend the sale of shares by the selling stockholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

If the selling stockholders use this prospectus for any sale of the shares of common stock, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

We have agreed to indemnify the selling stockholders against certain liabilities, including under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus

Regulation M

The anti-manipulation rules of Regulation M under the Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales of our common stock and activities of the selling stockholders.

We have advised the selling stockholders that while they are engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

DESCRIPTION OF SECURITIES TO BE REGISTERED

General

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 505,000,000, of which 500,000,000 shares shall be Common Stock of the par value of $0.0001 per share and 5,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share.

Common Stock

Holders of Common Stock are entitled to one vote per share. AVCT’s certificate of incorporation, as amended and restated, does not provide for cumulative voting. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share ratably in all of AVCT’s assets which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

AVCT currently has no outstanding Preferred Stock.

Debentures

The total principal amount of the Debentures outstanding as of June 30, 2021 is $121,947,361. The Debentures bear interest at a rate of 10% per annum, payable quarterly on the last day of each calendar quarter in the form of additional Debentures, except upon maturity in which case accrued and unpaid interest is payable in cash. Each Debenture is convertible, in whole or in part, at any time at the option of the holder thereof into that number of shares of our common stock calculated by dividing the principal amount being converted, together with all accrued but unpaid interest thereon, by the applicable conversion price, initially $3.45. The conversion price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and is also subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of common stock, or securities convertible, exercisable or exchangeable for, common stock at a price below the then-applicable conversion price (subject to certain exceptions). The Debentures are subject to mandatory conversion if the closing price of the common stock exceeds $6.00 for any 40 trading days within a consecutive 60 trading day-period (which condition has been satisfied), subject to the satisfaction of certain other conditions.

Warrants

AVCT currently has issued and outstanding warrants to purchase 34,590,300 shares of Common Stock at an average exercise price of $8.88 per share.

Penny Warrants

AVCT currently has issued and outstanding Penny Warrants to purchase 7,877,800 shares of Common Stock at an exercise price of $0.01 per share. Each Penny Warrant entitles the holder to purchase 100 shares of common stock at an exercise price of $0.01 per whole share.

IPO Warrants

AVCT currently has issued and outstanding IPO Warrants to purchase 26,712,500 shares of Common Stock at an exercise price of $11.50 per share. Each IPO Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per whole share.

Units

AVCT currently has no outstanding units.

Transfer Agent and Registrar for Common Stock

The current transfer agent and registrar for AVCT is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, NY 10004.

Listing

AVCT Common Stock is listed on Nasdaq under the symbol “AVCT”.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law, or Delaware law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. We maintain policies insuring our officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Our certificate of incorporation and bylaws require us to indemnify our directors to the fullest extent permitted under Delaware law or any other applicable law in effect, but if such statute or law is amended, we may change the standard of indemnification only to the extent that such amended statute or law permits us to provide broader indemnification rights to our directors. We must indemnify such officers and employees in the same manner and to the same extent that we are required to indemnify our directors under our certificate of incorporation and bylaws. Our certificate of incorporation limits the personal liability of a director to us or our stockholders to damages for breach of the director’s fiduciary duty. Pursuant to indemnification agreements we entered into with each of our directors, we are further required to indemnify our directors to the fullest extent permitted under Delaware law and our bylaws; provided that each such director shall enjoy the greater of (i) the advancement and indemnification rights permitted under our certificate of incorporation and bylaws for directors and officers as of the date of such indemnification agreement or (ii) the benefits so afforded by amendments thereto.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered by this prospectus were passed upon for us by Greenberg Traurig, LLP (“Greenberg Traurig”). Each of Greenberg Traurig and one of its shareholders, Ernest Greer, is a selling stockholder, and Greenberg Traurig represents us in connection with various legal matters.

EXPERTS

The consolidated financial statements of AVCT as of December 31 2020, and for each of the years in the two-year period ended December 31, 2020, have been incorporated by reference herein in reliance upon the report of UHY LLP (“UHY”), an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are “incorporating by reference” in this prospectus certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.  We have filed or may file the following documents with the SEC and they are incorporated herein by reference as of their respective dates of filing.

1.  our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021, as amended;

2.  our Quarterly Report on Form 10-Q for the six months ended June 30, 2021, filed with the SEC on August 12, 2021;

3.  our Current Reports on Form 8-K filed with the SEC on January 21, 2021; January 27, 2021; February 12, 2021; March 5, 2021; April 7, 2021; April 9, 2021; May 12, 2021; June 25, 2021; and July 22, 2021; and

4.  the description of our Common Stock set forth in the registration statement on Form 8-A registering our Common Stock under Section 12 of the Exchange Act, which was filed with the SEC on July 26, 2017, including any amendments or reports filed for purposes of updating such description.

All documents that we filed with the SEC pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. None of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K or any corresponding information, either furnished under Item 9.01 or included as an exhibit therein, that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus, except as otherwise expressly set forth in the relevant document. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost (other than exhibits, unless such exhibits are specifically incorporate by reference), by contacting our Controller, at American Virtual Cloud Technologies, Inc., 1720 Peachtree Street, Suite 629, Atlanta, GA 30309, or by telephone at (404) 239-2863. Information about us is also available at our website at www.avctechnologies.com. However, the information in our website is not a part of this prospectus and is not incorporated by reference.

American Virtual Cloud Technologies

67,797,774 Shares of Common Stock

PROSPECTUS